February 1, 2008

VIA FACSIMILE

(202) 772-9369

Mr. Ryan Rohn

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Elixir Gaming Technologies, Inc. (“Company”)
Form 8-K Item 4.01
Filed January 23, 2008
File # 001-32161

Dear Mr. Rohn:

We are providing this letter concurrently with the Company’s filing of a Form 8-K/A dated January 23, 2008 (the “Amendment”).  The Amendment is being filed in response to the staff’s comments set forth in your letter of January 25, 2008 addressed to Mr. David Reberger, Chief Financial Officer of the Company.  Set forth below are the Company’s responses to the staff’s comments in the order in which they were provided.

1.                     The Company has made the requested change set forth in comment no. 1.

2.                     The Company has made the requested change set forth in comment no. 2.

3.                     The Company has filed a new Exhibit 16 letter from the former accountants as requested in comment no. 3.

We acknowledge the Staff’s supplemental instructions as follows:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Amendment;

Elixir Gaming Technologies, Inc.

1120 Town Center Drive, Suite 260, Las Vegas, Nevada 89144

Telephone – (702) 733-7195 / Fax – (702) 733-7197

•                  staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions concerning the Amendment or require additional information, please contact the undersigned at (702) 733-7195.

Very truly yours,

/s/ Martie Vlcek
Martie Vlcek
Chief Accounting Officer and
Vice President of Finance

cc:	Greenberg Traurig, LLP
Piercy Bowler Taylor & Kern